Exhibit 10.6

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

Between

GRAHAM PACKAGING COMPANY INC.

GRAHAM PACKAGING HOLDINGS COMPANY,

GRAHAM PACKAGING COMPANY, L.P.,

And

THE CHIEF EXECUTIVE OFFICER

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT dated as of January 20, 2010 and effective as of January 20, 2010, (the “Agreement”) between Graham Packaging Company, Inc. (“Graham”), Graham Packaging Holdings Company (“Holdings”), Graham Packaging Company, L.P., a Delaware Limited Partnership (“Limited Partnership”, or “L.P.” or “Company”), and Mark S. Burgess (“Executive”).

WHEREAS, the Executive, the Company, and Holdings are parties to an employment agreement dated as of March 28, 2007 and effective as of December 4, 2004 (the “Prior Agreement”).

WHEREAS, in connection with the contemplated initial public offering of Graham and other recent developments at Holdings and the Company, the Executive, Holdings and the Company desire to amend and restate the Prior Agreement as set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein, Graham, the Company, Holdings, and Executive hereby agree as follows:

ARTICLE I

DEFINITIONS

The terms set forth below have the following meanings (such meanings to be applicable to both the singular and plural forms, except where otherwise expressly indicated):

1.1 “Accounting Firm”—see Exhibit A.

1.2 “Accrued Base Salary” means the amount of Executive’s Base Salary that is accrued but not yet paid as of the Date of Termination.

1.3 “Affiliate” means any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, Graham. For the purposes of this definition, the term “control” when used with respect to any Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

1.4 “Agreement”—see the recitals to this Agreement

1.5 “Agreement Date” means the effective date that is specified in the recitals to this Agreement.

1.6 “Annual Bonus”—see Section 4.2(a).

1.7 “Base Salary”—see Section 4.1.

1.8 “Beneficial Owner” means a “beneficial owner,” as such term is defined in Rule 13d-3 under the Exchange Act (or any successor rule thereto).

1.9 “Beneficiary”—see Section 9.3.

1.10 “Board” means the Board of Directors of Graham.

1.11 “Cause” means a determination by the Board that any of the following events has occurred or conditions exist:

(a) Executive commits an act of gross negligence, willful misconduct, fraud, embezzlement, misappropriation or breach of fiduciary duty against Graham, Holdings, the Company or any of its affiliates or subsidiaries, or shall be convicted by a court of competent jurisdiction of, or shall plead guilty or nolo contendere to, any felony or any crime involving moral turpitude or any crime which reasonably could affect the reputation of Graham, Holdings, the Company or the Executive’s ability to perform the duties required under this Agreement;

(b) Executive commits a material breach of any of the covenants in this Agreement, which breach has not been remedied within 30 days of notice thereof, or

(c) Executive habitually, willfully and materially neglects his obligations under this Agreement or the Executive’s duties as an employee of Graham, Holdings or the Company and fails to correct such action within 30 days of notice thereof.

1.12 “Code” means the Internal Revenue Code of 1986, as amended from time to time.

1.13 “Committee” means the Compensation Committee of the Board.

1.14 “Company” see the recitals to this Agreement.

1.15 “Company Inventions”—see Section 8.2(b).

1.16 “Date of Termination” means the effective date of a Termination of Employment for any reason, including death or Disability, whether by either the Company or the Executive.

1.17 “Director” means a director of the Graham.

1.18 “Disability” means the Executive is “disabled” as determined under Section 409A of the Code.

1.19 “Employment Period”—see Section 3.1.

1.20 “Exchange Act” means the Securities Exchange Act of 1934, as amended or any successors thereto.

1.21 “Excise Tax”—see Exhibit A.

1.22 “Executive”—see the recitals to this Agreement.

1.23 “Extension Date”—see Section 3.2.

1.24 “Good Reason” means the termination of the Executive’s employment with Graham, the Company and Holdings within 90 days following the occurrence, without Executive’s prior written consent, of any of the following events:

(a) a substantial diminution in Executive’s position, authority, duties or responsibilities as contemplated by the preamble to this Agreement, excluding any isolated, insubstantial and inadvertent action which is remedied by Graham, Holdings or the Company promptly after receipt of notice thereof from the Executive;

(b) a decrease in Executive’s Base Salary or Target Annual Bonus;

(c) a reduction in Executive’s participation in the Company’s benefit plans and policies to a level materially less favorable to Executive unless such reduction applies to a majority of senior level executives; or

(d) the announcement of the relocation or the actual relocation of the Executive’s primary place of employment to a location 50 or more miles from the Company’s current headquarters; or

(e) a breach by the Company of any of its obligations under Articles IV, V, VI and VII of this Agreement and the failure to correct the same within ten (10) days of notice thereof.

1.25 “Gross-Up Payment”—Exhibit A.

1.26 “Inventions” see Section 8.2(a).

1.27 “Payment”—see Exhibit A.

1.28 “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or government instrumentality, division, agency, body or department.

1.29 “Prior Inventions”—see Section 8.2(a).

1.30 “Prorata Annual Bonus” means the product of (a) the Annual Bonus Executive would have been entitled to receive pursuant to Section 4.2 based upon the achievement of the financial budget or other objective performance criteria established by the Committee in accordance with Section 4.2 hereof in the Year of the Executive’s Termination of Employment multiplied by (b) a fraction of which the numerator is the numbers of days that have elapsed in such Year of Termination of Employment through the Date of Termination and the denominator is 365.

1.31 “Restricted Period” means the twenty-four month period immediately following a Termination of Employment for any reason.

1.32 “Safe Harbor Amount” see Exhibit A.

1.33 “Shareholder” or “Stockholder” means an owner of the Company’s securities.

1.34 “Subsidiary” means, with respect to any Person, (a) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by such Person, and (b) any partnership, limited liability company or other entity in which such Person has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

1.35 “Target Annual Bonus” means the product of Base Salary (at the time of the establishment of the financial budget or other objective performance criteria established by the Committee for a given Year in accordance with Section 4.2 below) multiplied by 180 percent, as such percentage may be adjusted upwards from time to time by the Committee prior to the establishment of any preestbliahed objective performance goals for the applicable period.

1.36 “Termination For Good Reason” means a Termination of Employment during the Employment Period by Executive for Good Reason.

1.37 “Termination of Employment” means a termination by the Company or by Executive (or due to Executive’s death) of Executive’s employment with the Company or its Affiliates.

1.38 “Termination Without Cause” means a Termination of Employment during the Employment Period by the Company for any reason other than Cause or Executive’s death or Disability.

1.39 “Underpayment”—see Exhibit A.

1.40 “Year” means a calendar year period ending on December 31.

ARTICLE II

DUTIES

2.1 Duties. Graham shall employ Executive during the Employment Period as its Chief Executive Officer. During the Employment Period, Executive shall perform the duties assigned to him hereunder by Graham’s Board from time to time, shall devote his full business time, attention and effort to the affairs of Graham and its affiliates and shall use his reasonable best efforts to promote the interests of Graham and its affiliates. During the Employment Period, and excluding any periods of disability, vacation, or sick leave to which Executive is entitled, Executive agrees to devote his full business time and attention and time to the business and affairs of Graham and its affiliates. If requested, Executive shall also serve as a member of the Board without additional compensation.

2.2 Other Activities. Executive may serve on one corporate board other than Graham, the Company and Holdings, and may also (i) serve on other corporate, civic or charitable boards or committees, deliver lectures, fulfill speaking engagements, or teach at educational institutions, subject to the consent of the Board (which shall not be unreasonably withheld) and/or (ii) manage personal investments, provided that all such activities do not individually or in the aggregate significantly interfere with the performance of his duties under this Agreement or violate Section 8.1 of this Agreement.

ARTICLE III

EMPLOYMENT PERIOD

3.1 Employment Period. Subject to Section 3.2 and the termination provisions hereinafter provided, the term of Executive’s employment under this Agreement (the “Employment Period”) shall begin on the Agreement Date and end on the third anniversary of the Agreement Date, or, if applicable at the end of any extension pursuant to Section 3.2. The employment of Executive by Graham shall not be terminated other than in accordance with Article VII.

3.2 Extensions of Employment Period. Commencing on the third anniversary of the Agreement Date, and on each anniversary date thereafter, (each an “Extension Date”) if 90 days before that date either Graham, Holdings or the Company has not delivered to Executive, and Executive has not delivered to Graham, Holdings and the Company, a written notice that the Employment Period will not be extended, the Employment Period will be automatically extended for one year from its then scheduled expiration date (i.e., the next occurring Extension Date).

ARTICLE IV

COMPENSATION

4.1 Salary. The Company shall pay Executive in accordance with its normal payroll practices (but not less frequently than monthly) an annual salary at a rate of $750,000 per year (“Base Salary”). During the Employment Period, the Base Salary shall be reviewed at least annually by the Committee after consultation with Executive and may from time to time be increased as determined by the Committee. Except as otherwise provided herein, effective as of the date of any such increase, the Base Salary as so increased shall be considered the new Base Salary for all purposes of this Agreement. Any increase in Base Salary shall not limit or reduce any other obligation of Graham or the Company to Executive under this Agreement.

4.2 Annual Bonus.

(a) Subject to Article 7, Executive shall be eligible to earn an annual cash bonus (“Annual Bonus”) in accordance with the terms hereof for the current Year and each subsequent Year that begins during the Employment Period. Executive shall be eligible for an Annual Bonus based upon the achievement of the financial budget or other objective performance criteria established by the Committee in accordance with Section 162(m) of the Internal Revenue Code. The Annual Bonus shall be equal to the Target Annual Bonus upon full achievement of the target performance criteria plus any other specified percentage in excess of the Target Annual Bonus established by the Committee based upon any preestbliahed objective performance goals for the applicable period, but may be less than the Target Annual Bonus upon lesser levels of achievement.

(b) The Committee shall certify in writing prior to the payment of the Annual Bonus the achievement of the financial budget or other objective performance criteria related to the Annual Bonus. The Company shall pay the entire Annual Bonus that is payable with respect to a Year in a lump-sum cash payment within 2 1/2 months following the close of such Year. Any such Annual Bonus shall in any event be paid no later than the date annual bonuses are paid to the other senior executives of the Company.

ARTICLE V

OTHER BENEFITS

5.1 Incentive, Savings and Retirement Plans. In addition to Base Salary and the Annual Bonus, Executive shall be entitled to participate during the Employment Period in all incentive, savings and retirement plans, practices, policies and programs that are from time to time generally available to other senior executives of Graham, Holdings or the Company.

5.2 Welfare Benefits. During the Employment Period, Executive and/or his eligible dependents, as the case may be, shall be eligible for participation in all benefits under welfare benefit plans, practices, policies and programs provided by Graham, Holdings or the Company (including any medical, prescription, dental disability, salary continuance, employee life, group life, dependent life, accidental death and travel accident insurance plans and programs) generally available to other senior executives of Graham, Holdings or the Company and, to the extent permissible under any medical and prescription plans, without regard to any applicable waiting periods.

5.3 Fringe Benefits. During the Employment Period, Executive shall be entitled to all fringe benefits that are from time to time generally available to other senior executives of Graham, Holdings, or the Company during any applicable Year.

5.4 Vacation. During the Employment Period, Executive shall be entitled to paid vacation time in accordance with the plans, practices, policies, and programs generally available to other senior executives of Graham, Holdings or the Company, with a minimum of 4 weeks vacation per year.

5.5 Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable employment related expenses incurred by Executive for the prior month upon the receipt by Graham, Holdings, or the Company of accounting in accordance with practices, policies and procedures generally available to other senior executives of the Company; provided that all reimbursements shall in any event be made within 2 1/2 months following the Year in which they were incurred.

5.6 Office; Support Staff. During the Employment Period, Executive shall be entitled to an office or offices of a size and with furnishings and other appointments, and to secretarial and other assistance, appropriate to his position and duties under this Agreement.

5.7 Housing and Automobile Allowance. During the Employment Period, Executive shall be entitled to receive (i) a monthly housing allowance, on an after-tax basis, equal to $5,000, per month and (ii) an automobile allowance of $600 per month as may be adjusted upward by the Board.

5.8 Tax Gross-Up Payment. If it shall be determined that any payment to Executive pursuant to this Agreement or any other payment or benefit from Graham, Holdings, or the Company would be subject to the excise tax imposed by section 4999 of the Code, then Executive shall receive a Gross-Up Payment pursuant to Exhibit A attached hereto.

ARTICLE VI

OTHER EXECUTIVE BENEFITS

6.1 Equity Incentive Agreement. Executive shall be eligible to participate in the Graham Packaging Company, Inc. 2010 Equity Compensation Plan and any other equity compensation or incentive plan or program made available to other senior executives of Graham, Holdings or the Company.

6.2 Indemnification. The Company shall, to the maximum extent permitted by law, and in addition to any such right granted to or available to the Executive under the Company’s Charter, By-laws or standing or other resolutions, defend, indemnify and hold harmless the Executive from and against any and all claims made against the Executive concerning or relative to his service, actions or omissions on behalf of the Company as an officer, employee, director or agent of the Graham, the Company and Holdings; provided, however, that the obligation to indemnify the Executive shall not apply to any claim made against the Executive that arises out of the act, omission or failure to act that would constitute Cause for the Executive’s termination of employment. The Company shall, upon the Executive’s request, promptly advance or pay any amounts for reasonable costs, charges, or expenses (including any legal fees and expenses incurred by counsel retained by the Executive) in respect of his right to indemnification hereunder or in furtherance of such right, subject to a later determination as to the Executive’s ultimate right to receive indemnification. The Executive’s right to indemnification shall survive until the expiration of all applicable statutes of limitations, without regard to the earlier termination of the Executive’s employment.

ARTICLE VII

TERMINATION BENEFITS

7.1 Termination of Employment. The Employment Period and Executive’s employment hereunder may be terminated by any party at any time and for any reason; provided that Executive will be required to give Graham at least 30 days’ advance written notice of any resignation of Executive’s employment except if such resignation is for Good Reason. Notwithstanding any other provision of this Agreement, the provisions of this Article VII shall exclusively govern Executive’s rights under this Agreement following the expiration of the Employment Period or if Executive’s employment with Graham or any of its Affiliates is terminated during the Employment Period for any reason.

7.2 Termination for Cause or Other Than for Good Reason, etc.

(a) If Graham, Holdings, and the Company terminates Executive’s employment during the Employment Period for Cause or Executive terminates his employment during the Employment Period other than for Good Reason, death or Disability, the Company shall pay to Executive immediately after the Date of Termination an amount equal to Executive’s Accrued Base Salary, accrued but unpaid vacation, unpaid business expenses properly incurred by Executive in accordance with Graham, Holdings or Company policy, as applicable, prior to the date of Executive’s termination.

(b) Before terminating Executive’s employment for Cause, the Board will specify in writing to Executive in detail the nature of the act, omission, refusal, or failure that it deems to constitute Cause and Executive (with counsel, if Executive so chooses) shall be given a reasonable opportunity to be heard by the full Board as to whether Cause exists.

7.3 Termination for Death or Disability. If Executive’s employment terminates during the Employment Period due to his death or Disability, the Company shall pay to Executive or his Beneficiaries, as the case may be, immediately after the Date of Termination an amount that is equal to the total of (i) the Executive’s Accrued Base Salary, (ii) accrued but unpaid vacation, (iii) unpaid business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination, and (iv) any accrued but unpaid Annual Bonus.

7.4 Termination Without Cause or Resignation for Good Reason. Upon termination of the Executive’s employment with Graham, the Company and Holdings during the Employment Period either (i) by Graham, the Company and Holdings without Cause or (ii) by the Executive’s resignation for Good Reason, and subject to the Executive’s execution and non-revocation of a release in substantially such reasonable form as is provided by the Company (such release shall include provisions regarding non-disparagement of Graham, the Company and Holdings, the Executive’s reasonable cooperation with legal claims, and the Executive’s compliance with the covenants set forth in Article VIII of this Agreement), the Executive will receive in 24 monthly installments an amount equal to two times the sum of: (i) Base Salary (prior to any reduction in Base Salary that constitutes Good Reason) and (ii) the average Annual Bonus earned in the preceding three years (including any Annual Bonus paid pursuant to the Prior Agreement). In addition to the above payments, (a) Executive shall receive upon termination of employment, a Prorata Annual Bonus at the time the Annual Bonus would have otherwise been payable had Executive’s employment not terminated and the continuation of non-taxable health and dental benefits to which Executive is entitled as of the date of termination for 12 months; provided that such benefits shall cease upon the Executive becoming eligible for comparable benefits from a new employer; (b) Executive shall receive, for a period of 12 months following the date of termination, but no later than the point at which Executive is employed on a substantively full-time basis, executive career transition services, not to exceed $25,000 in the aggregate; and (c) the Time-Based Tranche Options provided to the Executive pursuant to the Option Agreement attached as Exhibit B to the Prior Agreement and any other time based options granted to Executive by Graham, Holdings or the Company shall immediately become fully vested.

Notwithstanding the foregoing, if Executive is a “specified employee” under Section 409A of the Code, and any payments described above would result in the imposition of an additional tax under that section, then any of the above payments due during the six months following the termination of employment shall be accumulated and paid on the day following the six month anniversary of the Executive’s termination of employment.

7.5 Other Termination Benefits. In addition to any amounts or benefits payable upon a Termination of Employment hereunder, Executive shall, except as otherwise specifically provided herein, be entitled to any payments or benefits provided under the terms of any plan, policy or program of the Company in which Executive participates or as otherwise required by applicable law.

7.6 Election Not to Extend the Employment Period. If the Company elects not to extend the Employment Period pursuant to Section 3.2 such that the Employment Period terminates, the nonextension shall be treated as a Termination without Cause.

7.7 Continued Employment Beyond the Expiration of the Employment Period. Unless the parties otherwise agree in writing, continuation of Executive’s employment with the Company beyond the expiration of the Employment Period shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at will by either Executive or the Company; provided that the provisions of Article VIII of this Agreement shall survive any termination of this Agreement or Executive’s termination of employment hereunder.

7.8 Board/Committee Resignation. Upon Executive’s Termination of Employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board (and any committees thereof) and the Board of Directors (and any committees thereof) of any of the Company’s affiliates.

7.9 Property. Upon Executive’s termination of Employment with the Company for any reason, Executive shall return all property of the Company and Holdings to the Company.

ARTICLE VIII

RESTRICTIVE COVENANTS

8.1 Non-Solicitation of Employees; Confidentiality; Non-Competition.

(a) Executive covenants and agrees that, at no time during the Employment Period nor during the Restricted Period, will Executive:

(i) Directly or indirectly employ or seek to employ any person (other than his personal assistant) employed as of the date of Executive’s Termination of Employment or who left the employment of the Company or its Affiliates coincident with, or within six months prior to or after, the Executive’s Termination of Employment with the Company or otherwise encourage or entice any such person to leave such employment (provided that this Section 8.1(a)(i) shall not apply either to persons who had not become employed by the Company before the Date of Termination or to persons whose employment ended at any time as a result of the Company’s termination of those individuals without cause);

(ii) Become employed by, enter into a consulting arrangement with or otherwise agree to perform personal services for a Competitor (as defined in section 8.1 (b));

(iii) Acquire an ownership interest, or an option to purchase an ownership interest in a Competitor, other than a publicly traded Competitor provided that ownership or option position in such publicly traded Competitor does not exceed 5 percent;

(iv) Solicit any business of the Company on behalf of or for the benefit of a Competitor; or

(v) Interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Company or any of its affiliates and customers, clients, suppliers of the Company or its Affiliates.

(b) For purposes of the Section, “Competitor” means any Person that produces blowmolded plastic containers or produces or provides any other product or service of the Company that represents, as of the Date of Termination, at least 10% of the consolidated revenues of the Company (including, without limitation, products or services that Executive is aware, as of the Date of Termination, that the Company had specific plans (as evidenced through the most recent annual corporate business plan or by resolutions of the Board) to produce or provide during the twelve month period following the Date of Termination and such products or services are reasonably anticipated to represent at least 10% of the consolidated revenues of the Company within the two years following the Date of Termination) that are competitive with those sold by a business that is being conducted by the Company or any Subsidiary at the time in question and was being conducted at the Date of Termination. Notwithstanding anything to the contrary in this Section, goods or services shall not be deemed to be competitive with those of the Company solely as a result of Executive’s being employed by or otherwise associated with a business of which a unit is in competition with the Company or any Subsidiary (a “Competitive Unit”) but as to which unit Executive does not have direct or indirect responsibilities for the products or services involved; provided, that such Competitive Unit contributes less than 25% of the consolidated revenues for the most recently completed fiscal year of such business.

(c) Executive covenants and agrees that at no time during the Employment Period nor at any time following any Termination of Employment will Executive communicate, furnish, divulge or disclose in any manner to any Person any Confidential Information (as defined in Section 8.1(d) without the prior express written consent of the Company other than in the course of Executive’s employment. After a Termination of Employment, Executive shall not, without the prior written consent of the Company, or as may otherwise be required by law or legal process, communicate or divulge such Confidential Information to anyone other than the Company and its designees.

(d) For purposes of this Section, “Confidential Information” shall mean financial information about the Company, contract terms with vendors and suppliers, customer and supplier lists and data, know-how, software developments, inventions, formulae, technology, designs and drawings, or any Company property or confidential information relating to research, operations, finances, current and proposed products and services, vendors, customers, advertising, costs, marketing, trading, investment, sales activities, promotion, manufacturing processes, or the business and affairs of the Company generally, or of any subsidiary or affiliate of the Company, trade secrets and such other competitively-sensitive information, except that Confidential Information shall not include any information that was or becomes generally available to the public (i) other than as a result of a wrongful disclosure by Executive, (ii) as a result of disclosure by Executive during the Employment Period that he reasonably and in good faith believes is required by the performance of his duties under this Agreement, or (iii) any information compelled to be disclosed by applicable law or administrative regulation; provided that Executive, to the extent not prohibited from doing so by applicable law or administrative regulation, shall give the Company written notice of the information to be so disclosed pursuant to clause (iii) of this sentence as far in advance of its disclosure as is practicable.

(e) Executive agrees that upon Executive’s Termination of Employment with the Company for any reason, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company, its affiliates and subsidiaries, except that he may retain only those portions of personal notes, notebooks and diaries that do not contain Confidential Information of the type described in the preceding sentence and any personal address books (whether in print or electronic form). Executive further agrees that he will not retain or use for Executive’s own benefit, purposes or account or the benefit, purposes or account of any other person, firm, partnership, joint venture, association, corporation or other business designation, entity or enterprise, other than the Company and any of its Subsidiaries or Affiliates, at any time any trade names, trademark, service mark, other proprietary business designation, patent, or other intellectual property of the Company or its Affiliates.

8.2 Inventions.

(a) Prior Inventions. Executive has attached hereto, as Exhibit B, a list describing all inventions, works of authorship (including software, related items, databases, documentation, site content, text or graphics), developments, and improvements that relate to the Company’s proposed or current business, services, products or research and development (“Inventions”) that were created or contributed to by Executive either solely or jointly with others prior to Executive’s employment with the Company and that relate to the Company’s proposed or current business, services, products or research and development (collectively referred to as “Prior Inventions”); or, if no such list is attached, Executive represents that there are no such Prior Inventions. If in the course of Executive’s employment with the Company, Executive uses or relies upon a Prior Invention in Executive’s creation or contribution to any work of authorship, invention, product, service, process, machine or other property of the Company, Executive will inform the Company promptly and, upon request, use Executive’s best efforts to procure any consents of third parties necessary for the Company’s use of such Prior Invention. To the fullest extent permissible by law, Executive hereby grants the Company a non-exclusive royalty-free, irrevocable, perpetual, worldwide license under all of Executive’s Prior Inventions to make, have made, copy, modify, distribute, use and sell works of authorship, products, services, processes and machines and to otherwise operate the Company’s current and future business.

(b) Ownership of Inventions. Executive agrees that Executive will promptly make full written disclosure to the Company, and hereby assign to the Company, or its designee, all of Executive’s right, title, and interest in and to any and all Inventions, whether or not patentable, that Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time Executive is in the employ of the Company (collectively referred to as “Company Inventions”). Executive further acknowledges that all original works of authorship that are created or contributed to by Executive (solely or jointly with others) within the scope of and during the period of Executive’s employment with the Company are to be deemed “works made for hire,” as that term is defined in the United States Copyright Act (17 U.S.C. Section 101), and the Company will own all right, title and interest in such works, including all copyright and all intellectual property therein shall be the sole property of the Company or its designee for all territories of the world in perpetuity, including any and all copyright registrations, copyright applications and all other copyrightable materials, including any renewals and extensions thereof, and in and to all works based upon, derived from, or incorporating the works covered by such copyrights and in and to all income, royalties, damages, claims, and payments now or hereinafter due or payable with respect thereto, and in all causes of action, either in law or in equity for past, present or future infringement based on said copyrights, and in and to all rights corresponding to the foregoing throughout the world. To the extent any of such works are deemed not to be “works made for hire,” Executive hereby assigns the copyright and all other intellectual property rights in such works to the Company.

(c) Contracts with the United States. Executive agrees to execute any licenses or assignments as required by any contract between the Company and the United States or any of its agencies.

(d) Maintenance of Records. Executive agrees to keep and maintain adequate and current written records of all Company Inventions made by Executive (solely or jointly with others) during the term and within the scope of Executive’s employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company. The records will be available to and remain the sole property and intellectual property of the Company at all times.

(e) Further Assurances. Executive covenants to take all reasonably requested actions and execute all requested documents to assist the Company, or its designee, at the Company’s expense (but without further remuneration), in every way to secure the Company’s above rights in the Prior Inventions and Company Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, and to pursue any patents or registrations with respect thereto. This covenant shall survive the termination of this Agreement. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

8.3 Injunction. Executive acknowledges that monetary damages will not be an adequate remedy for the Company in the event of a breach of this Article VIII, and that it would be impossible for the Company to measure damages in the event of such a breach. Therefore, Executive agrees that, in addition to other rights that the Company may have, the Company is entitled to (i) in the event of a breach by Executive of this Article VII that is not cured within 10 days following written notice from the Company to the Executive detailing such breach, cease making any payments or providing any benefit otherwise required by this Agreement and/or (ii) an injunction preventing Executive from any breach of this Article VIII.

ARTICLE IX

MISCELLANEOUS

9.1 Mitigation. In no event shall Executive be obligated to seek other employment or take any other action to mitigate the amounts payable to Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned as result of Executive’s employment by another employer.

9.2 Legal Fees. If Executive incurs legal or other fees and expenses in an effort to secure or preserve establish entitlement to compensation and benefits under this Agreement, the Company shall reimburse Executive for such fees and expenses to the extent that the Executive substantially prevails in such dispute. The Company agrees to pay the Executive’s reasonable attorneys’ fees and expenses related to the negotiation and execution of this Agreement up to a maximum of $15,000.

9.3 Beneficiary. If Executive dies prior to receiving all of the amounts payable to him in accordance with the terms of this Agreement, such amounts shall be paid to one or more beneficiaries (each, a “Beneficiary”) designated by Executive in writing to the Company during his lifetime, or if no such Beneficiary is designated, to Executive’s estate. Such payments shall be made in a lump sum to the extent so payable and, to the extent not payable in a lump sum, in accordance with the terms of this Agreement. Executive, without the consent of any prior Beneficiary may change his designation of Beneficiary or Beneficiaries at any time or from time by a submitting to the Company a new designation in writing.

9.4 Assignment; Successors. This Agreement shall not be assignable by Executive. This Agreement may be assigned by Graham, Holdings, or the Company to a person or entity that is a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity. This Agreement shall be binding and inure to the benefit of Executive, his estates and Beneficiaries, the Company and the successors and permitted assigns of the Company.

9.5 Nonalienation. Benefits payable under this Agreement shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary, prior to actually being received by Executive or a Beneficiary, as applicable, and any such attempt to dispose of any right to benefits payable hereunder shall be void.

9.6 Severability. If one or more parts of this Agreement are declared by any court of competent authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any other part of this Agreement not declared to be unlawful or invalid. Any part so declared to be unlawful or invalid shall, if possible, be construed in a manner that will give effect to the terms of such part to the fullest extent possible while remaining lawful and valid.

9.7 Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

9.8 Captions. The names of the Articles and Sections of this Agreement are for convenience of reference only and do not constitute a part hereof.

9.9 Amendment; Waives. This Agreement shall not be amended or modified except by written instrument executed by the Company and Executive. A waiver of any term, covenant or condition, and any waiver of any default in any such term, covenant or condition shall not be deemed a waiver of any later default thereof.

9.10 Notices. All notices hereunder shall be in writing and delivered by hand, by nationally-recognized delivery service that guarantees overnight delivery, or by first-class, registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Graham, Holdings or the Company, to:	Graham Packaging Company, L.P. 2401 Pleasant Valley Road York, PA 17402
Attention: General Counsel

With a copy to:	The Blackstone Group L.P.
345 Park Avenue, 31st Floor
New York, NY 10154
Attention: Chinh Chu

If to Executive to:	Mark S. Burgess
[Address]

With a copy to:	Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
Attn: Robert P. Hardy, Esq.

To the most recent address of Executive set forth in the personnel records of the Company.

Either party may from time to time designate a new address by notice given in accordance with this Section Notice shall be effective when actually received by the addressee.

9.11 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

9.12 Entire Agreement. This Agreement forms the entire agreement between the parties hereto with respect to the subject matter contained in this Agreement. The execution of this Agreement shall not be deemed to create any obligations to the Company or Holdings under Article VII of the Prior Agreement.

9.13 Applicable Law. This Agreement shall be interpreted and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to its choice of law principles.

9.14 Survival of Executive’s Rights. All of Executive’s rights hereunder, including his rights to compensation and benefits, and his obligations under Section 8.1 hereof, shall survive the termination of Executive’s employment and/or the termination of this agreement.

9.15 Joint and Several Liability. The obligations of Graham, Holdings and the Company hereunder shall be joint and several.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

Graham Packaging Company Inc.

By:	/s/ Michael L. Korniczky
Title:	Vice President, General Counsel and Secretary

Graham Packaging Company, L.P.

By:	/s/ Michael L. Korniczky
Title:	Vice President, General Counsel and Secretary

Graham Packing Holdings Company

By:	/s/ Michael L. Korniczky
Title:	General Counsel and Assistant Secretary

Executive

/s/ Mark S. Burgess
Mark S. Burgess

Exhibit A

Gross-Up Payment

(a) In the event it shall be determined that any payment or benefit under this Agreement or any other payment or benefit from the Company (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, or otherwise) (a “Payment”) is subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, hereinafter collectively referred to as the “Excise Tax”), Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Exhibit A, if it shall be determined that Executive is entitled to a Gross-Up Payment, but that the Payment does not exceed 110% of the greatest amount that could be paid to Executive without giving rise to any Excise Tax (the “Safe Harbor Amount”), then no Gross-Up Payment shall be made to Executive and the amounts payable under this Agreement shall be reduced so that the Payment, in the aggregate, is reduced to the Safe Harbor Amount.

(b) All determinations required to be made under this Exhibit A, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm determined by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within ten business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by the Company; provided that for purposes of determining the amount of any Gross-Up Payment, Executive shall be deemed to pay federal income tax at the highest marginal rates applicable to individuals in the calendar year in which any such Gross-Up Payment is to be made and deemed to pay state and local income taxes at the highest effective rates applicable to individuals in the state or locality of Executive’s residence or place of employment in the calendar year in which any such Gross-Up Payment is to be made, net of the reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account limitations applicable to individuals subject to federal income tax at the highest marginal rates. All fees and expenses of the Accounting Firm shall be borne by the Company. Any Gross-Up Payment, as determined pursuant to this Exhibit A, shall be paid by the Company to Executive (or to the appropriate taxing authority on Executive’s behalf) when due. If the Accounting Finn determines that no Excise Tax is payable by Executive, it shall so indicate in a written opinion provided to the Executive at least 10 days prior to the unextended due date of the Executive’s tax return with respect to the Year for which the Payment is made. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code, it is possible that the amount of the Gross-Up Payment determined by the Accounting Firm to be due to (or on behalf of) Executive was lower than the amount actually due (“Underpayment”). In the event that the Company exhausts its remedies pursuant to Section (c) of this Exhibit A and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (including without limitation any related interest or penalties) shall be promptly paid by the Company to or for the benefit of Executive.

(c) Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of any Gross Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive receives information in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid; provided, that the failure of Executive to give notice within the time frame shall not affect the Company’s obligations hereunder unless the Company is materially prejudiced by the delayed notice. Executive shall not pay such claim prior to the expiration of the thirty day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall (i) give the Company any information reasonably requested by the Company relating to such claim, (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company, (iii) cooperate with the Company in good faith in order to effectively contest such claim and (iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section (c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, further, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance (including without limitation with respect to forgiveness of such advance pursuant to Section (d)) or with respect to any imputed income with respect to such advance; provided, further, that if Executive is required to extend the statute of limitations to enable the Company to contest such claim, Executive may limit this extension solely to such contested amount. The Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by Executive of an amount paid or advanced by the Company pursuant to this Exhibit A, Executive becomes entitled to receive any refund with respect to a Gross-Up Payment, Executive shall promptly pay to the Company the amount of such refund received (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section (c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of the Gross-Up Payment required to be paid.

Exhibit B

Prior Inventions

None